SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 19, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on November 19, 2004

Amsterdam • 19 November 2004

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN OR INTO THE UNITED STATES OR OVER UNITED STATES WIRE OR NEWS SERVICES

ING Group to bring its stake in ING Bank Slaski to 75%

ING Group today announced that it will bring its stake in the Warsaw-listed subsidiary ING Bank Slaski back to 75%. According to a previous agreement with the Polish Banking Supervision Commission (KNB) ING will reduce its current stake of 87.77% in ING Bank Slaski by 12.77%.

The shares will be sold through a fully marketed offering which will start after the full-year results of ING Bank Slaski which are published on 17 February 2005. The transaction, subject to market conditions, will involve an offering of 1,661,141 ING Bank Slaski shares held by ING Bank NV, which is a 100% subsidiary of ING Group. The offering will be targeted to Polish retail and institutional investors, as well as international institutions. The transaction will improve liquidity of ING Bank Slaski shares.

“We have been very committed to the Polish market for more than 10 years”, said Eli Leenaars, Member of the Executive Board of ING Group responsible for Retail Banking. “By reducing our stake in ING Bank Slaski we are fulfilling engagements made before the Polish regulator back in 2001. Despite the sell down, ING Bank Slaski is the cornerstone of our banking strategy in Poland and we consider Poland one of our key markets. We have no intention to further reduce our stake in ING Bank Slaski in the future.”

More details on structure and timing of the transaction will be published closer to its launch.

Press enquiries: ING Group, The Netherlands Frank van der Voort, +31 20 541 5469, frank.van.der.voort@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction. The Common Shares have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: November 19, 2004